SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2
to
Schedule TO

Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

LIMITED BRANDS, INC.
(Name of Issuer)

LIMITED BRANDS, INC. (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $0.50 Par Value
(Title of Class of Securities)

532716107
(CUSIP Number of Class of Securities)

Samuel P. Fried
Senior Vice President, General Counsel and Secretary
Limited Brands, Inc.
Three Limited Parkway
P.O. Box 16000
Columbus, Ohio 43216
Telephone (614) 415-7000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Dennis S. Hersch
David L. Caplan
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1 billion	$126,700

*

Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 44,444,000 outstanding shares of Common Stock at the maximum tender offer price of $22.50 per share.

**

The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004 issued by the Securities and Exchange Commission, equals $126.70 per million of the value of the transaction.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$126,700	Filing Party:	Limited Brands, Inc.

Form of Registration No.:	Schedule TO	Date Filed:	February 27, 2004

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1
[x]	issuer tender offer subject to Rule 13e-4
[ ]	going-private transaction subject to Rule 13e-3
[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on February 27, 2004, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement filed with the Securities and Exchange Commission on March 4, 2004 (the “Schedule TO”) by Limited Brands, Inc., a Delaware corporation (the “Company”), relating to the offer by the Company to purchase up to 44,444,000 shares of its common stock, $0.50 par value per share (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price determined by the Company between $19.75 and $22.50 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in an Offer to Purchase, dated February 27, 2004 and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

     The information in the Offer is incorporated in this Amendment No. 2 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1, 2, 4 and 11.

Items 1, 2, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following:

(1)	The second paragraph of the cover page of the Offer to Purchase is amended by adding the following after the first sentence of the paragraph:

“By way of example, if the final purchase price is the minimum purchase price of $19.75 per share, we intend to purchase up to an additional 6,188,911 of our outstanding shares to the extent tendered in the tender offer.”

(2)

The second paragraph of the response to the question “How many shares will Limited Brands purchase?” under the Section entitled “Summary Term Sheet” on page 1 of the Offer to Purchase, is amended by adding the following after the first sentence of the paragraph:

“By way of example, if the final purchase price is the minimum purchase price of $19.75 per share, we intend to purchase up to an additional 6,188,911 of our outstanding shares to the extent tendered in the tender offer.”

(3)	The fourth paragraph under the Section entitled “Introduction” on page 8 of the Offer to Purchase is amended by adding the following after the first sentence of the paragraph:

“By way of example, if the final purchase price is the minimum purchase price of $19.75 per share, we intend to purchase up to an additional 6,188,911 of our outstanding shares to the extent tendered in the tender offer.”

(4)	The second paragraph under Section 1 (“Number of Shares; Proration”) on page 10 of the Offer to Purchase is amended by adding the following after the first sentence of the paragraph:

“By way of example, if the final purchase price is the minimum purchase price of $19.75 per share, we intend to purchase up to an additional 6,188,911 of our outstanding shares to the extent tendered in the tender offer.”

(5)	The third paragraph under Section 4 (“Withdrawal Rights”) on page 19 of the Offer to Purchase is amended by adding the following at the beginning of the paragraph:

“A stockholder who has tendered shares at more than one price must complete a separate notice of withdrawal for shares tendered at each price.”

(6)

The first paragraph on page 22 of the Offer to Purchase under Section 7 (“Conditions of the Tender Offer”) is amended by deleting the word “might” in the fourth line of the paragraph and substituting the phrase “is reasonably likely to”.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIMITED BRANDS, INC.

By:	/s/ Timothy J. Faber
	Name:	Timothy J. Faber
	Title:	Vice President, Treasury/
Mergers & Acquisitions

     Dated: March 11, 2004